Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
www.drinkerbiddle.com

October 18, 2011

Via Edgar Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Vincent DiStefano

Re:	Hatteras Global Private Equity Fund II, LLC
Registration Number:  811-22594

Dear Mr. DiStefano:

The following responds to your comments given via telephone conversation on October 17, 2011 in connection with your review of our response letter dated September 15, 2011 to your comments to the registration statement on Form N-2 of Hatteras Global Private Equity Fund II, LLC (the “Fund” or the “Registrant”) filed with the Commission on August 3, 2011 (the “Registration Statement”).  The changes to Registrant’s disclosure will be reflected in an amendment to the Fund’s Registration Statement.  Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

Offering Memorandum

Summary (p. 5)

Repurchase of Interests (p. 10)

Please expand the discussion of the risks associated with in-kind repurchases.

This section will be amended to insert the following paragraphs before “See ‘REPURCHASES OF INTERESTS.’”:

Payment by the Fund upon a repurchase of Interests will be made in the form of the Promissory Note (as defined below).  The Fund does not generally expect to distribute securities (other than the Promissory Note) as payment for repurchased Interests except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Members, or if the Fund has received distributions from Portfolio Funds in the form of securities that are transferable to the Fund’s Members.  Securities which are distributed in-kind in connection with a repurchase of Interests may be illiquid. Illiquidity may result from the absence of an established market for the securities, as well as legal, contractual or other restrictions on their resale. Dispositions of such securities distributed in-kind may be subject to contractual and other limitations on transfer or other restrictions that would interfere with subsequent sales of such securities or adversely affect the terms that could be obtained upon any disposition thereof. Therefore, a Member receiving an in-kind distribution of securities may not be able to dispose of such securities in a timely manner and generally will not be able to sell the securities publicly unless the sale is registered under applicable federal and state securities laws, or unless an exemption from such registration requirements is otherwise available.  Additionally, some Members may not be permitted to hold the securities distributed in-kind.  Members may also be required to pay a brokerage commission or other costs in order to dispose of securities that have been distributed in-kind.

Members will bear any risks of securities distributed in-kind. Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Members on a proportional basis.

Special Risks of the Fund of Funds Structure (p. 33)

Valuation of the Fund’s Interests in Portfolio Funds (p. 34)

How will NAV be calculated in the event that the last day of a fiscal period is a holiday?

In the event that the last day of a quarter is a holiday, the Fund will calculate its NAV as of close of the last business day prior to such holiday.

General

The Fund acknowledges that:

•	The Fund is responsible for the adequacy and the accuracy of the disclosure in the filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

•	the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the Untied States.

  *  *  *

We thank you for your assistance.  If you should have any questions regarding the Fund’s responses to your comments, please do not hesitate to contact the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua Deringer
Joshua Deringer